                                                                EXHIBIT 20.1
NEWS RELEASE

For Release:  Immediate

Contact:      Jean Fargo                    Dave Rai
              Corporate Communications      Investor Relations
              (847) 405-3953                (847) 405-4103


                SPS REPORTS FOURTH QUARTER AND FULL YEAR RESULTS


RIVERWOODS, IL, January 23, 1997 - SPS Transaction Services, Inc. (NYSE:PAY) today reported net income of just above breakeven for the quarter ended December 31, 1996, compared to $11.6 million, or $0.43 per share for the same period last year. Net operating revenues for the fourth quarter were $69.0 million, a 19 per cent decrease from 1995.
     SPS, a provider of technology-based outsourcing services, also reported net income for 1996 of $23.2 million, or $0.86 per share, a 47 percent decrease from $43.5 million or $1.60 per share in 1995. Net operating revenues for 1996 increased 3 percent to $320.9 million.
     'The results of the quarter were a disappointment but were in line with our expectations. Revenues from our fee-based businesses have shown good increases, and growth in our asset-based business has slowed, consistent with corrective measures implemented during the year,' said Robert L. Wieseneck, SPS president and chief executive officer. 'The changes put in place during 1996 are on track and we expect they will have an increasingly positive impact on 1997, assuming there are no major surprises in the industry's credit quality condition.'
Continued high charge-offs in the company's private label credit card portfolios and an increase in the average loan loss allowance rate adversely impacted fourth quarter net income. The loan loss allowance rate increase was in response to continued high rates of delinquencies and bankruptcies, and resulted in an addition to reserves of $11.0 million. Net revenues were reduced by the company's re-evaluation of its position on recognition of merchant discount revenues for promotional payment plans. This change in accounting estimate resulted in the deferral of $9.3 million of fourth quarter merchant discount revenues into 1997 and will provide the company with a better matching of revenues and expenses in the future.
     SPS ended the quarter with 3.5 million active consumer private label accounts, both owned and managed, a 6 percent decrease as compared to last year. Credit card loans outstanding, including securitized loans, at December 31 were $2.2 billion, equal to the loans outstanding at the same period a year ago.
     Fourth quarter electronic point-of-sale transactions processed rose 4 percent to 112.0 million compared with 107.8 million during the same period last year. Customer contacts in the TeleServices segment, formerly referred to as Operational Outsourcing, were 3.0 million, as compared to 2.3 million during fourth quarter 1995, a 32 percent increase. The company's active commercial accounts increased 33 percent at December 31, 1996 to 898,000 from 676,000 a year ago.
     SPS Transaction Services, Inc., a majority-owned subsidiary of Dean Witter, Discover & Co., provides a range of technology outsourcing services including the processing of credit card transactions, private label credit card programs, commercial accounts receivable processing, and call center teleservice activities.
                                     ###




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                               SPS TRANSACTION SERVICES, INC.
                                    Financial Highlights

                                       (In Thousands, Except Per Share Data)


                                          Three Months Ended December 31,
                                     -----------------------------------------
                                                     (Unaudited)

                                       1996              1995         % Change
                                     ---------         ---------      --------
Net Operating Revenues               $  69,041         $  85,569          (19%)

Net Income                           $      20         $  11,634         (100%)

Net Income per Common Share          $    0.00         $    0.43         (100%)


Weighted Average Common Shares
Outstanding                             27,190            27,077             -



                                                 Year Ended December 31,
                                     -----------------------------------------

                                       1996              1995         % Change
                                     ---------         ---------      --------
Net Operating Revenues               $ 320,920         $ 311,992            3%

Net Income                           $  23,246         $  43,473          (47%)

Net Income per Common Share          $    0.86         $    1.60          (47%)


Weighted Average Common Shares
Outstanding                             27,171            27,093             -






















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SPS TRANSACTION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
(In thousands, except per share data)


                                     Three Months Ended         Year Ended
                                        December 31,           December 31,
                                     ------------------     -------------------
                                      1996        1995        1996       1995
                                     -------    -------     --------   --------
                                         (Unaudited)
Processing and service revenues      $71,937    $59,169     $276,745   $232,120
Merchant discount revenue              8,771     22,827       34,153     49,550
                                     -------    -------     --------   --------
                                      80,708     81,996      310,898    281,670

Interest revenue                      60,148     57,695      226,266    162,205
Interest expense                      19,305     22,185       79,129     65,361
                                     -------    -------     --------   --------
  Net interest income                 40,843     35,510      147,137     96,844
Provision for loan losses             52,510     31,937      137,115     66,522
                                     -------    -------     --------   --------
  Net credit income                  (11,667)     3,573       10,022     30,322

NET OPERATING REVENUES                69,041     85,569      320,920    311,992

Salaries and employee benefits        24,710     23,020       97,117     87,730
Processing and service expenses       28,448     25,471      108,544     90,535
Other expenses                        15,851     18,814       77,766     63,618
                                     -------    -------     --------   --------
  Total operating expenses            69,009     67,305      283,427    241,883
                                     -------    -------     --------   --------

Income before income taxes                32     18,264       37,493     70,109
Income tax expense                        12      6,630       14,247     26,636
                                     -------    -------     --------   --------
NET INCOME                           $    20    $11,634     $ 23,246   $ 43,473
                                     =======    =======     ========   ========

NET INCOME PER COMMON SHARE          $  0.00    $  0.43     $   0.86   $   1.60


Weighted Average Common Shares
  Outstanding                         27,190     27,077       27,171     27,093
















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SPS TRANSACTION SERVICES, INC.
STATISTICAL SUMMARY


                                       Three Months Ended       Year Ended
                                          December 31,          December 31,
                                      -------------------   ------------------
                                        1996       1995       1996      1995
                                      --------   --------   --------  --------
Income Statement Data (thousands)
  Transaction processing services     $ 24,971   $ 22,173   $ 87,758  $ 79,192
  Managed Programs                      22,286     19,539     88,598    75,526
  HSB Programs                          15,436      8,578     51,744    25,566
  Servicing fees on securitized loans    9,244      8,879     48,645    51,836
                                      --------   --------   --------  --------
    Processing and service revenues   $ 71,937   $ 59,169   $276,745  $232,120
                                      ========   ========   ========  ========

Balance Sheet Data (millions)
  End-of-period
    Managed credit card loans*        $2,217.5   $2,230.0   $2,217.5  $2,230.0

    Securitized loans                   $580.0     $609.2     $580.0    $609.2

  Average
    Managed credit card loans*        $2,081.2   $1,999.0   $2,095.0  $1,678.1

    Securitized loans                   $580.0     $492.0     $582.0    $525.8

Operating Data (thousands)
  Electronic point-of-sale
    transactions processed             111,966    107,804    424,069   378,548
  Operational outsourcing customer
    contacts processed                   2,983      2,259      9,745     8,507
  Active consumer credit card
    accounts(end-of-period)              3,466      3,675      3,466     3,675
  Active commercial credit card
    accounts(end-of-period)                898        676        898       676

Asset Quality
  Average
    Net charge-off % (Managed)*            8.8%       5.8%       7.7%      5.0%
    Net charge-off % (Owned)               8.9%       5.7%       7.8%      4.4%

  End-of-period
    30-89 days delinquency % (Managed)*    4.9%       4.3%       4.9%      4.3%
    30-89 days delinquency % (Owned)       5.0%       4.2%       5.0%      4.2%

    90-179 days delinquency % (Managed)*   3.9%       2.7%       3.9%      2.7%
    90-179 days delinquency % (Owned)      4.2%       2.7%       4.2%      2.7%

    Allowance for loan losses
    (thousands)(owned)                $ 88,397   $ 63,704   $ 88,397  $ 63,704

    Allowance for loan losses %
    (owned)                                5.4%       3.9%       5.4%      3.9%


* Includes securitized loans.